Mail Stop 3561

February 20, 2008

Monte E. Taylor, Jr.
Chief Executive Officer
GeneLink, Inc.
123 Town Square Place, #313
Jersey City, NJ 07310

> **Re:** **GeneLink, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2006**
> **Filed October 16, 2007**
> **File No. 000-30518**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended December 31, 2006

Consolidated Statements of Changes in Stockholders' Equity (Deficiency), page 27

1.   The disclosure on page 35 which states 4,139,452 shares of common stock were issued in connection with the convertible notes appears to be inconsistent with the disclosure here which states 4,539,450 shares of common stock. Please clarify and revise.

2.   Tell us why you recorded $129,550 as a reduction of additional paid in capital. It appears the amount was comprised of $72,150 in common stock plus the warrants and $57,400 in cash paid to the Administrative Agent for the issuance of the convertible notes. Please revise your disclosure to clarify.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue and cost recognition, page 31

3.   We noted from your disclosure and your response to comment one in our letter dated August 9, 2007 that you are recognizing revenue from the proprietary genetic indicator tests partially when the kits are sold and partially when they are presented to the lab for testing. Please explain how you analyzed EITF 00-21 (specifically paragraph 9) in concluding that the revenue from your sale of the kit and lab services should be recognized separately. Your detailed discussion should specifically address whether you receive a separate fee for the kit and a separate fee for the lab services or if the fee charged for the kit includes the lab services, if your kits can be analyzed by other labs, whether your lab analyzes kits from other companies, how you determined the kit and the lab services have standalone value to the customer and the objective and reliable evidence of the fair value of each of these items.

Note 4. Other Assets, page 34

4.   We note that the balance shown of $214,763 in the supporting schedule for other assets as of December 31, 2006, and total other assets on page 24 of $380,675, are inconsistent. Please reconcile.

Note 10. Related Party Transactions and Convertible Secured Promissory Notes, page 41

5.   We have reviewed your response to comment five in our comment letter dated August 9, 2007 noting you state you have recorded the convertible debt issued with common stock in accordance with APB 14. This response does not appear to be consistent with how the transaction was recorded in the financial statements. Please address the following issues:

- It appears from the disclosure in the Consolidated Statements of Changes in Stockholders' Equity (Deficiency) on page 27 that the shares of common stock issued in connection with the convertible notes were recorded at the fair value of the common stock at the time of issuance and not the relative fair value. Please refer to the guidance in paragraph (16) of APB No. 14. Please clarify and revise.

- It appears the $165,912 recorded as debt issuance costs in Other Assets that are being amortized over the term of the convertible notes actually represent the relative fair value of the common stock issued in connection with the convertible notes. Please note that the relative fair value of an equity instrument issued in connection with convertible debt should be recorded as a debt discount and amortized over the term of the loan to interest expense under the effective interest method. Refer to the guidance in paragraph (17) of APB No. 14. Please clarify and revise.

6.   We have reviewed your response to comment five in our comment letter dated August 9, 2007, noting you did not assess a value to the conversion feature of the debt due to the lack of marketability. It appears that the effective conversion price of the notes based on the proceeds allocated to the notes under the relative fair value approach of APB 14 would be less than the stated conversion price of $.05. This intrinsic value would then be recorded as a reduction to the carrying amount of the notes and amortized to interest expense over the term of the notes. Please refer to the guidance in paragraphs (5-7) and (19) of EITF 00-27.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Angela Halac, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services